UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month November 2017

(Commission File No. 001-35193)

Grifols, S.A.

(Translation of registrant’s name into English)

Avinguda de la Generalitat, 152-158

Parc de Negocis Can Sant Joan

Sant Cugat del Valles 08174

Barcelona, Spain

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ☐  No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ☐ No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-         .               .

Grifols, S.A.

Item		Sequential Page Number

1.	Relevant Event, dated November 22, 2017.	3

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Grilols, S.A. GRIFOLS Pare Empresarial Can Sant Joan Av. de Ia Generalitat, 152-158 08174 Sant Cugal_del Valles Barcelona - ESPANA Tel t34 935 710 500 www. grifols.com Pursuant to the provisions of article 228 of the Consolidated Text of the Securities Market Act, approved by the Legislative Royal Decree 4/2015, of 23 October, Grifols, S.A. ("Grifols") hereby informs about the following RELEVANTEVENT Grifols has inaugurated a new plant in Brazil to manufacture storage and collection bags for blood components. The new facility of the Diagnostic Division represents a Eur 16.5 million investment and is expected to begin operations in 2018. The project is currently in the approval stages. Located in Campo Largo (Parana), the plant covers 5,525 m2 and has an initial production capacity of 2 million units expandable to 4 million units. When the plant becomes fully operational, it will create 150 jobs and serve as Grifols' sales subsidiary in Brazil. The inauguration was attended by the Spanish ambassador to Brazil and the prefect of Campo Largo, as well as other notable personalities. They were accompanied by the chairman and the co-CEOs of Grifols. In Barcelona, on 22 November 2017 Nuria Martin Barnes Secretary to the Board of Directors ,., ".', A ..........: 11)1/ Ut!ll .... i

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Grifols, S.A.

	By:	/s/ David I. Bell
Name: David I. Bell
Title: Authorized Signatory

Date: November 22, 2017

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